PROSPECTUS

                        HIGHLANDS INSURANCE GROUP, INC.

                           AGENCY STOCK PURCHASE PLAN

                         500,000 shares of Common Stock
                                par value $1.00
                 ---------------------------------------------

          The Agency Stock Purchase Plan (the "Plan") described herein offers eligible agencies of Highlands Insurance Group, Inc.'s subsidiary insurance companies an opportunity to acquire a proprietary interest in Highlands Insurance Group, Inc. (the "Company") and share in its long-term profitable growth.

          Shares of Common Stock for the Plan will be made available by the Company on the terms described herein and may be shares of treasury stock or authorized but unissued shares. The purchase price for shares of Common Stock purchased from the Company will be ninety percent (90%) of the closing price of the Common Stock as reported by the New York Stock Exchange ("NYSE") on the last trading day of the applicable Subscription Period. The Common Stock is listed on the NYSE under the symbol "HIC."

          There will be no brokerage commissions or service charges upon the purchase of shares under the Plan. The Company will bear all other costs of administering the Plan. ChaseMellon Shareholder Services LLC ("ChaseMellon"), the Company's transfer agent, will be issuing regular statements under the Plan.

          It is recommended that this Prospectus be retained for future reference. _____________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                Price to                                             Proceeds to
                                Public                      Commissions              Company2
Per Share                       See Footnote1                  None                  100%
Total                           See Footnote1                  -0-                   100%
-------------                  -----------------         ---------------           -------------

1 Common Stock is offered to participants in the Plan at a discount of ten percent (10%) from the closing price on the NYSE on the last trading day of the applicable Subscription Period. The closing price of Common Stock on the NYSE on June 1, 1999 was $10.625.

2    Before  deducting  expenses  payable by the  Company  estimated  at $20,000

                            -------------------------

                  The date of this Prospectus is June 3, 1999

                             AVAILABLE INFORMATION

          The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") (which term includes any amendments thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made for further information with respect to the Company and the Common Stock to which this Prospectus relates. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

          The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. Reports and other information filed by the Company pursuant to the requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. The Common Stock is listed on the NYSE. Information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

                     INFORMATION INCORPORATED BY REFERENCE

          The following documents filed with the Commission are incorporated into this Prospectus by reference:

          (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1998;

          (2) the description of the Common Stock contained in the Company's Registration Statement on Form 10 filed on October 27, 1995, as such Registration Statement may be amended from time to time for purposes of updating, changing or modifying such description; and

          (3) All reports filed by the Company since December 31, 1998, pursuant to Section 13(a) or 15(d) of the Exchange Act.

          All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of such documents.

          Any statement contained in a document or other information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents or other information referred to above which have been or may be incorporated by reference in this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to Highlands Insurance Group, Inc., 10370 Richmond Avenue, Houston, Texas 77042, Attention - Charles Bachand, Vice-President and Chief Financial Officer.

                                  THE COMPANY

          Highlands Insurance Group, Inc. is an insurance holding company that through its subsidiaries is engaged in the property and casualty insurance business. Until January 23, 1996, the Company was a wholly-owned subsidiary of Halliburton Company. On that date, the shares of the Company's Common Stock were distributed to holders of record of common stock of Halliburton Company on January 4, 1996 in the form of a dividend.

          Unless the context otherwise requires, references herein and in any Prospectus Supplement to the "Company" shall mean Highlands Insurance Group, Inc. and its subsidiaries.

          The Company is a Delaware corporation with its principal executive offices located at 1000 Lenox Drive, Lawrenceville, New Jersey 08648, where its telephone number is (609) 896-1921.

                               DESCRIPTION OF THE
                           AGENCY STOCK PURCHASE PLAN

          The following is a description in question and answer form of the provisions of the Plan offered to selected independent insurance agencies ("Eligible Agencies") of the Company and subsidiary insurance companies. The Plan was approved by the Company's Board of Directors on March 9, 1998.

Purpose and Advantages of the Plan

     1.   What is the purpose of the Plan?

          This Plan provides an Eligible Agency and its Key Employees, as defined below, an opportunity to acquire a long-term proprietary interest in the Company through the purchase of the Company's Common Stock at a discount from fair market value. In offering this Plan, the Company seeks to foster the common interests of the Company and its independent agencies and their employees in achieving long-term profitable growth for the Company. Accordingly, the Company has created this Plan for the purpose of facilitating the purchase of and long-term holding of shares of its stock by an Eligible Agency and its Key Employees and not for such Agency's or Key Employees' short-term gain. It is expected that an Eligible Agency or Key Employee that purchases shares of stock under the Plan will hold such shares on a long-term basis, as the Plan is not intended to benefit an agency or employee which demonstrates a pattern of immediate resale of shares acquired under the Plan. As discussed in Question & Answer 6 below regarding eligibility, such a pattern of conduct will cause an otherwise Eligible Agency to become ineligible for continued participation in the Plan.

     2.   What are the advantages of the Plan?

          Under the Plan, an agency can purchase the Company's Common Stock at a 10% discount from the fair market value of such shares. Purchases will also be made without paying any brokerage commissions or service charges.

Administration

     3.   Who administers the Plan for participants?

          The Plan shall be administered by a committee (the "Committee") consisting of three employees of the Company who are appointed by the Company's Board of Directors. The Committee may from time to time adopt rules, regulations and procedures for carrying out the Plan. Any interpretation or construction of any provision of the Plan by the Committee shall be final and conclusive on all persons absent contrary action by the Board of Directors.


     4. Where can I obtain additional information about the Plan and its administrators?

          Additional information about the Plan and its administrators may be obtained by contacting George Michaels, Assistant Vice President-Marketing, at Highlands Insurance Group, Inc., 1000 Lenox Drive, Lawrenceville, New Jersey 08648, telephone number (609) 895-3107.

     5.   What is the term of the Plan?

          The Plan will be in effect from March 9, 1998 through December 31, 1999. There will be four Subscription Periods ("Subscription Periods"). Each Subscription Period will run from January 1 through June 30 or July 1 through December 31; except the initial Subscription Period, which will run from May 15, 1998 to June 30, 1998. The Company, in its discretion, may extend the Plan.

ParticipationParticipation

     6.   Which agencies are eligible to participate?

          Selected independent insurance agencies that bring value to the Company, its affiliates and subsidiaries, directly or indirectly, as determined by the Company and with whom the Company seeks a long-term relationship are eligible to participate in the Plan. The Company, in its discretion, may base eligibility on segmentation, class or any other factor which indicates value to the Company, directly or indirectly. An Eligible Agency shall be informed of its eligibility to enroll in the Plan. Continued eligibility will be subject to the Company's periodic review.

          An Eligible Agency that participates in the Plan may direct that shares purchased under the Plan from its contribution account, as defined below in Question & Answer 16, be registered as of the date of purchase in the name of certain persons associated with the agency. Such persons may only be (i) the principal or principals of an Eligible Agency that is a proprietorship, (ii) the general partner or general partners of an Eligible Agency that is a partnership,
(iii) the officers and stockholders of an Eligible Agency that is a corporation,
(iv) employee benefit plans of such entities established for the benefit of any of the foregoing persons, and (v) key employees designated by the principal or principals of an Eligible Agency that is a proprietorship, the general partner or general partners of an Eligible Agency that is a partnership, or the executive officers of an Eligible Agency that is a corporation. The Company's determination of which persons are eligible for direct registration under the Plan will be final, conclusive and binding. All persons enumerated in (i) through (v) above who are designated by any such Eligible Agency to participate in the Plan are referred to in this Prospectus as "Key Employees."

          A pattern of immediate resale of stock acquired under this Plan by an Eligible Agency or a Key Employee thereof, will be a factor in the Company's determination of continued eligibility for the Plan because it shows that an agency and its Key Employees are not interested in sharing in the long term profitable growth of the Company. An otherwise Eligible Agency may not participate in the Plan if the agency is subject to Section 16 of the Securities and Exchange Act of 1934 in connection with the Company or is a 5% or greater owner of the Company as defined in Section 13 of said Act. If an Eligible Agency enrolled in the Plan becomes subject to Section 16 or a 5% owner, then the Eligible Agency will be deemed to have withdrawn from the Plan and all amounts in the contribution account, if any, will be refunded in cash.

     7.   How may an Eligible Agency participate in the Plan?

          An Eligible Agency can enroll in the Plan by completing and filing a Subscription Agreement with the Company. A Subscription Agreement is enclosed with this Prospectus and additional Subscription Agreements may be obtained at any time upon request to George Michaels, Assistant Vice President-Marketing, at Highlands Insurance Group, Inc., 1000 Lenox Drive, Lawrenceville, New Jersey 08648, telephone number (609) 895-3106. In addition, Subscription Agreements will be sent to each Eligible Agency prior to each Enrollment Period.

     8.   What does a Subscription Agreement provide?

          A Subscription Agreement allows each Eligible Agency to decide and identify the date on which the agency desires to become enrolled in the Plan and the amount of the contribution selected for purchases under the Plan.

          An Eligible Agency must indicate on the Subscription Agreement how the shares purchased are to be allocated by specifying the names and addresses of the Eligible Agency and its Key Employees, where applicable, and the percentage of the total purchase each is to receive. If an Eligible Agency wants to change its allocation for any future Subscription Period, the Company must receive a new Subscription Agreement on or before June 20 or December 20 of the applicable Subscription Period.

     9.   When may an Eligible Agency enroll in the Plan?

          An Eligible Agency may enroll by submitting a Subscription Agreement to the Company and making a lump sum payment by June 20th or December 20th.

     10. May an Eligible Agency transfer its subscription rights to another person or agency?

          No. No Eligible Agency may assign its subscription or rights to subscribe to any other person or agency and any such attempted assignment shall be void. However, an Eligible Agency may permit direct registration of stock in the name of a Key Employee as described in Question & Answer 6.

Expenses

     11. Are there any expenses to participants in connection with purchases under the Plan?

          No. Eligible Agencies will not be obligated to pay any brokerage commissions or other charges with respect to the purchase of Common Stock under the Plan.

Purchases

     12. What is the source and number of shares available to be purchased under the Plan?

          Shares purchased under the Plan may be authorized but unissued shares of Common Stock of the Company or treasury stock reacquired by the Company. The total number of shares available for purchase under the Plan is 500,000.

     13.  What is the price of shares of Common Stock purchased under the Plan?

          The Subscription Price for each share of Common Stock purchased under the Plan will be 90% of the fair market value of such shares on the last trading day of the Subscription Period; provided, however, the price shall never be less than one dollar ($1.00) per share. "Fair market value" of a share will be the Closing Price as reported on the NYSE on the last day of the Subscription Period on which a trade occurs.

     14.  How may an Eligible Agency pay for shares purchased under the Plan?

          The Subscription Price for shares purchased under the Plan is payable by participants by means of lump sum payment. An Eligible Agency may, by June 20 or December 20 of the applicable Subscription Period, elect to make lump sum cash payments for the purchase of Common Stock under the Plan. Lump sum cash payments shall be in increments of $1,000 and may not be less than $1,000 and not more than $30,000 annually.

     15. Are there limitations on the amount of contributions or purchases which can be made?

          Yes. Purchases may be made only in increments of $1,000 and during any one Subscription Period and for each calendar year of the Plan's term, the total allowable contributions for purchases for each Eligible Agency and its Key Employees shall not exceed $30,000. At the close of each Subscription Period, each agency's contributions will be totaled and any excess contributions above $30,000 shall be returned without interest to the Eligible Agency within a reasonable time. If at any time throughout a Subscription Period, an Eligible Agency's total payments exceed the maximum amount permitted for the agency, the Company will return the excess amount without interest to the agency within a reasonable period.

     16.  How are purchases made under the Plan?

          The Company shall maintain on its books a contribution account for each participating Eligible Agency. All contributions made by an Eligible Agency during a Subscription Period will be credited to the contribution account for that Eligible Agency. At the end of each Subscription Period, the amount credited to each Eligible Agency's contribution account will be divided by the Subscription Price for such Subscription Period and the Eligible Agency's contribution account will be credited with the number of whole shares, excluding fractional shares, which results. The full amount of shares, excluding fractional shares, will then be sent by ChaseMellon directly to the Eligible Agency and its Key Employees in accordance with the allocation specified in the section on stock registration of the most current Subscription Agreement filed with the Company by the Eligible Agency. The Company will rely on the most current Subscription Agreement and will not be liable as long as the shares are allocated in accordance with the stock registration section. If the number of shares subscribed for during any Subscription Period exceeds the number of shares available for sale under the Plan, available shares will be allocated to participating Eligible Agencies in proportion to their Plan Accounts and any excess contributions shall be returned to the participating Eligible Agencies without interest. All amounts of contributions by an Eligible Agency that would otherwise entitle the agency or its Key Employees to a fractional interest in shares will be returned within a reasonable period of time to the Eligible Agency without interest.

Reports to Participants

     17. What kind of reports will be sent to an Eligible Agency participating in the Plan?

          Each Eligible Agency participant in the Plan and, if applicable, its Key Employees will receive as promptly as practicable after each purchase of the participating Eligible Agency's account, a statement of account describing the amount contributed, the number of shares purchased, the price per share and total shares of Common Stock accumulated under the Plan. These statements will provide a continuing record of the dates and cost of purchases and should be retained for income tax purposes. In addition, each stockholder will also receive the Company's annual reports to stockholders, notices of stockholder meetings and proxy statements and Internal Revenue Service information for reporting dividends paid.

Certificates for Shares


     18.  Are stock certificates issued for shares of Common Stock purchased?

          Yes. Certificates for Common Stock purchased under the Plan will be issued and sent directly by ChaseMellon to the Eligible Agencies and Key Employees that purchase shares under the Plan.

          Certificates for fractional shares will not be issued under any circumstances.

Withdrawal from Plan

     19.  How and when may an Eligible Agency withdraw from the Plan?

          An Eligible Agency may withdraw from the Plan at any time by giving written notice to the Company of the agency's desire to do so. Termination of agency status for any reason will be treated as an automatic withdrawal. If an agency withdraws from the Plan, such agency, if it continues to be an Eligible Agency, may not re-enroll until after the next full Subscription Period has elapsed.

     20. What happens to any amounts credited to an Eligible Agency's contribution account at the time of withdrawal?

          All amounts credited to an Eligible Agency's contribution account at the time of withdrawal will be refunded to the participant in cash without interest.

Other Information

     21. What happens if the Company declares a stock split or stock dividend or changes or exchanges its Common Stock for shares of stock or other securities of its own or another corporation?

          If shares of the Company's Common Stock are changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or another corporation, as in a merger, consolidation or otherwise, or if the Company declares a stock split or stock dividend, there will be substituted for or added to each share reserved for sale under the Plan the number and kind of shares of stock or other securities into or for which the Company's Common Stock will be so changed or exchanged, or to which each such share will be entitled.

     22. When do agencies participating in the Plan and its Key Employees become entitled to the rights of a shareholder of the Company?

          An agency participating in the Plan or Key Employees who have purchased shares under the Plan will become entitled to vote, to receive dividends and to all other rights as a shareholder of the Company with respect to shares issued under the Plan on the first day following the end of the Subscription Period during which such shares were purchased.

     23. What are the federal income tax consequences of participation in the Plan?

          At the time of purchase, an agency will be treated as having received ordinary income in an amount equal to the difference between the Subscription Price paid and the then fair market value of the Common Stock acquired. At the end of each calendar year, the Company will mail to each agency a Form 1099 reflecting the amount of ordinary income earned under the Plan. The Company is entitled to a deduction at the same time in a corresponding amount. The agency's basis in the Common Stock acquired is equal to the purchase price plus the amount of ordinary income recognized. When an agency disposes of shares of Common Stock acquired under the Plan, any amount received in excess of the value of the shares of Common Stock on which the agency was previously taxed will be treated as short-term, mid-term or long-term capital gain depending upon the holding period of the shares (which begins on the date after the shares are acquired). If the amount received is less than that value, the loss will be treated as short-term, mid-term or long-term capital loss, depending upon the holding period of the shares.

          If an Eligible Agency that purchases shares has such shares registered in the name of Key Employees, such shares may be income to such Key Employees, depending upon the status of the Key Employee and the facts and circumstances of the registration in the name of the Key Employees.

          Each participating agency or Key Employee is advised to consult with a tax advisor to determine the tax consequences, including state tax consequences, of a particular transaction in the agency's account or the tax treatment of registration in the name of a Key Employee.

     24.  May the Plan be changed or discontinued?

          Yes. The Company's Board of Directors has the right to amend, modify, or terminate the Plan at any time without notice so long as no participating agency's existing rights are adversely affected as a result of such change, amendment or modification.

                                USE OF PROCEEDS

          The proceeds to the Company from sales of Common Stock pursuant to the Plan will be used for general corporate purposes, including investment in and advances to the Company's subsidiaries.

                                    EXPERTS

          The consolidated financial statements and schedules of Highlands Insurance Group, Inc. as of December 31, 1998 and 1997, and for each of the two years then ended appearing in the Highlands Insurance Group, Inc.'s Form 10-K for the year ended December 31, 1998 have been incorporated by reference in this Prospectus and in the Registration Statement pursuant to a consent filed by KPMG LLP with the Company's Form 10-K for the year ended December 31, 1998 and in reliance upon the report of KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL OPINION

          The validity of the issuance of the shares of Common Stock offered hereby has been passed upon for the Company by Schnader Harrison Segal & Lewis LLP, Philadelphia, Pennsylvania.

                        HIGHLANDS INSURANCE GROUP, INC.

                           AGENCY STOCK PURCHASE PLAN


                                     500,000
                                    Shares of
                                  Common Stock


                                  -------------

                                   PROSPECTUS
                                  -------------




                               Dated: June 3, 1999


          No person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offering in such jurisdiction.

           HIGHLANDS INSURANCE GROUP, INC. AGENCY STOCK PURCHASE PLAN


                             SUBSCRIPTION AGREEMENT


          On  behalf  of  ______________________________________________________
(agency), ________________ (number), I hereby elect to enroll in the Highlands Insurance Group, Inc. Agency Stock Purchase Plan. I understand a maximum total contribution of $30,000 applies for each Subscription Period and for each calendar year. I further understand that Common Stock of the Company will be purchased in accordance with the Prospectus, a copy of which has been given to me. I enclose $________ (not less than $1,000 and not greater than $30,000 in $1,000 increments) by check payable to Highlands Insurance Group, Inc.

Please check the applicable block:

[   ]     New Participant

[   ]     Continuing Participant

[   ]     Withdrawal from the Plan at the end of the current Subscription
          Period and receive stock for the current period

[   ]     Withdrawal from the Plan immediately and receive all funds held for the current Subscription Period

_______________________________________________ Fed. ID No.____________________
         Agency Name

By:____________________________________________Date___________________________
     Signature

     --------------------------------------------
     Title

Registration Instructions:

Stock should be registered as follows.

(a)  Agency
     $__________________

(b)  Key Employees

     (1)__________________________________________        $__________________
        Name
        ------------------------------------------
        Address
        ------------------------------------------
        Social Security Number

     (2)__________________________________________        $_________________
        Name
        ------------------------------------------
        Address
        ------------------------------------------
        Social Security Number

     (3)__________________________________________        $__________________
        Name
        ------------------------------------------
        Address
        ------------------------------------------
        Social Security Number

     (4)__________________________________________        $__________________
        Name
        ------------------------------------------
        Address
        ------------------------------------------
        Social Security Number


[Use Extra Pages If Necessary]

                                       Total              $_________________*

*Must be in increments of $1,000.

This form (with accompanying checks made payable to Highlands Insurance Group, Inc.) should be sent to Highlands Insurance Group, Inc., 10370 Richmond Avenue, Houston, Texas 77042, Attention: Darlene Parizot